UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*

_______________P.F. Chang's China Bistro, Inc.___________

(Name of Issuer)

____________________COMMON STOCK___________________

(Title of Class of Securities)

_______________________________69333Y108___________________________

(CUSIP Number)

JAMES WEAVER
OMNI PARTNERS LLP
2ND FLOOR SALTERS HALL
4 FORE STREET
LONDON
EC2Y5DB
0207 847 7445
______________________________

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

____________________________12 JUNE 2012___________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.     [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ?240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form arenot required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (3-06)

CUSIP No. 69333Y108  Schedule 13D      Page 2 of 4 Pages

1.      Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

TIRESIAS CAPITAL LIMITED........................................

2.      Check the Appropriate Box if a Member of a Group:
(a)     x.......................................

(b)     Not applicable.......................................

3.      SEC Use Only ................................................

4.      Source of Funds .........00- FUNDS OF INVESTMENT ADVISORY CLIENTS
5.      Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e): .....Not applicable.............

6.      Citizenship or Place of Organization ..CAYMAN ISLANDS...........

Number of       7. Sole Voting Power...1,115,783.....................
Shares Bene-
ficially owned  8. Shared Voting Power....0..........................
by Reporting    9. Sole Dispositive Power ......1,115,783............
Person With
     10. Shared Dispositive Power .......0................

11.     Aggregate Amount Beneficially Owned by Each Reporting Person
...1,115,783............

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
......[  ]................

13.     Percent of Class Represented by Amount in Row (11)...5.25%......

14.     Type of Reporting Person...[IA]................

Item 1. Security and Issuer

The class of equities to which the statement relates is the common stock of PF Chang's China Bistro, Inc, a US corporation with principal offices at 7676 East Pinnacle Peak Road, Scottsdale, AZ 85255, United States.

Item 2. Identity and Background

The statement is filed by Tiresias Capital Limited of PO BOX 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. Tiresias Capital Limited is an Investment Manager and is an exempted company incorporated with limited liability in the Cayman Islands. Tiresias is registered as an excluded person pursuant to the Securities Investment Business Law (2004 Revision) of the Cayman Islands.

Tiresias Capital Limited is the investment manager to the Omni Global
Fund Limited, a company incorporated with limited liability under the laws of the Cayman Islands, and Claro Global Fund Limited, a company incorporated with limited liability under the laws of the Cayman Islands.

Tiresias Capital is also the Investment Advisor to the Hartford Growth
 Fund, an open-ended investment company incorporated in the Bahamas and a managed account for First New York Securities LLC and MAP155 segregated portfolio.


CUSIP No. 69333Y108           Schedule 13D             Page 3 of 4 Pages

Item 3. Source and Amount of Funds or Other Consideration

The reporting person used an aggregate of approximately $56,993,008 of client funds to purchase the securities reported.

Item 4. Purpose of Transaction

The reporting person purchased the Securities for investment purposes. The reporting person may acquire further shares or dispose of some or all of the Securities.

Item 5. Interest in Securities of the Issuer
At the time of filing this report, the aggregate number of securities is 1,115,783 representing 5.25% of the shares outstanding. The reporting person, Tiresias Capital Limited, has the sole power to direct the vote and dispose or direct the disposition of securities. The transactions in the class of securities are set out below identifying the transactions, price, amount and identity of the fund money used. 5(d) and (e) do not apply

CUSIP No. 69333Y108         Schedule 13D               Page 4 of 4 Pages


Fund	Trade Date	Type	Price	Amount	Gross Price	USD Value
Claro Global Fund Ltd	01-May-12	Purchase	51.44	2,970	51.44	152,777
Claro Global Fund Ltd	01-May-12	Sell	51.4952	2,970	51.4952	-152,941
Claro Global Fund Ltd	22-May-12	Purchase	51.2945	3,240	51.2945	166,194
Claro Global Fund Ltd	04-Jun-12	Purchase	50.78	2,656	50.75	134,792
Claro Global Fund Ltd	06-Jun-12	Purchase	50.98	12,600	50.96	642,096
Claro Global Fund Ltd	08-Jun-12	Purchase	51.1494	1,309	51.1243	66,922
Claro Global Fund Ltd	12-Jun-12	Purchase	51.1	31,500	51.1	1,609,650
Claro Global Fund Ltd	12-Jun-12	Purchase	51.1089	15,750	51.0889	804,650
Claro Global Fund Ltd	12-Jun-12	Purchase	51.13	3,150	51.1	160,965
Hartford Growth Fund	01-May-12	Purchase	51.44	10,670	51.44	548,865
Hartford Growth Fund	01-May-12	Sell	51.4952	10,670	51.4952	-549,454
Hartford Growth Fund	22-May-12	Purchase	51.2945	11,670	51.2945	598,607
Hartford Growth Fund	04-Jun-12	Purchase	50.78	2,949	50.75	149,662
Hartford Growth Fund	06-Jun-12	Purchase	50.98	30,521	50.96	1,555,350
Hartford Growth Fund	08-Jun-12	Purchase	51.1494	3,735	51.1243	190,949
Hartford Growth Fund	12-Jun-12	Purchase	51.1	89,850	51.1	4,591,335
Hartford Growth Fund	12-Jun-12	Purchase	51.1089	44,925	51.0889	2,295,169
Hartford Growth Fund	12-Jun-12	Purchase	51.13	8,985	51.1	459,134
First New York Securities LLC	01-May-12	Purchase	51.44	4,270	51.44	219,649
First New York Securities LLC	01-May-12	Sell	51.4952	4,270	51.4952	-219,885
First New York Securities LLC	01-May-12	Purchase	51.5249	4,270	51.4952	219,885
First New York Securities LLC	04-Jun-12	Purchase	50.78	8,368	50.75	424,676
First New York Securities LLC	06-Jun-12	Purchase	50.98	23,379	50.96	1,191,394
First New York Securities LLC	08-Jun-12	Purchase	51.1491	1,866	51.1243	95,398
First New York Securities LLC	12-Jun-12	Purchase	51.1	44,900	51.1	2,294,390
First New York Securities LLC	12-Jun-12	Purchase	51.1089	22,450	51.0889
1,146,946
First New York Securities LLC	12-Jun-12	Purchase	51.13	4,490	51.1	229,439
Omni Global Fund Ltd	01-May-12	Purchase	51.44	26,750	51.44	1,376,020
Omni Global Fund Ltd	01-May-12	Sell	51.4952	26,750	51.4952	-1,377,497
Omni Global Fund Ltd	22-May-12	Purchase	51.2945	29,250	51.2945	1,500,364
Omni Global Fund Ltd	04-Jun-12	Purchase	50.78	26,758	50.75	1,357,969
Omni Global Fund Ltd	06-Jun-12	Purchase	50.98	110,900	50.96	5,651,464
Omni Global Fund Ltd	08-Jun-12	Purchase	51.1494	11,524	51.1243	589,156
Omni Global Fund Ltd	12-Jun-12	Purchase	51.1	277,250	51.1	14,167,475
Omni Global Fund Ltd	12-Jun-12	Purchase	51.1089	138,625	51.0889	7,082,199
Omni Global Fund Ltd	12-Jun-12	Purchase	51.13	27,725	51.1	1,416,748
MAP_155	01-May-12	Purchase	51.44	5,340	51.44	274,690
MAP_155	01-May-12	Sell	51.4952	5,340	51.4952	-274,984
MAP_155	22-May-12	Purchase	51.2945	5,840	51.2945	299,560
MAP_155	06-Jun-12	Purchase	50.98	22,600	50.96	1,151,696
MAP_155	08-Jun-12	Purchase	51.1494	2,348	51.1243	120,040
MAP_155	12-Jun-12	Purchase	51.1	56,500	51.1	2,887,150
MAP_155	12-Jun-12	Purchase	51.1089	28,250	51.0889	1,443,261
MAP_155	12-Jun-12	Purchase	51.13	5,650	51.1	288,715




Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Tiresias Capital Limited is the investment manager to the Omni Global
Fund Limited, a company incorporated with limited liability under the laws of the Cayman Islands, and Claro Global Fund Limited, a company incorporated with limited liability under the laws of the Cayman Islands.

Tiresias Capital is also the Investment Advisor to the Hartford Growth
 Fund, an open-ended investment company incorporated in the Bahamas and a managed account for First New York Securities LLC and MAP155 segregated portfolio.

Item 7.  Material to be Filed as Exhibits.   N/A

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  22 June 2012
TIRESIAS CAPITAL LIMITED
Name:  DIRECTOR GAVIN SIMPSON